FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For September 18, 2007

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF), as operator, and its partner Azimut Exploration Inc. (TSX-V: AZM) are pleased to announce that drilling has commenced at the North Rae uranium project in the Ungava Bay region of northern Quebec, Canada. The drill program, which commenced in August, is focused on the highest priority areas of the property, comprising previously identified radioactive targets. Five holes totaling 1,188 feet (362 meters) have so far been completed and drilling is continuing.

“Progressing to the drill phase is an exciting step forward and takes our work at North Rae to a new level,” said Marek J. Kreczmer, President and CEO of NWT Uranium. “The focus of our drill program is to determine the presence of potentially economic mineralization in recently identified radioactive targets. We plan to continue drilling until the onset of winter conditions in the Ungava Bay region and look forward to revealing the full potential of our Quebec uranium concessions.”

Sites scheduled for testing in this initial phase of drilling include recently identified radioactive targets in five zones - Tasik, Tasialuk, Aqpiq, Ilaluga and Jonas. The aim of the program is to test radioactive anomalies, the source of yellow alteration minerals and areas that have returned anomalous uranium values from rock grab samples. The exploration model focuses on large near-surface targets with open-pit potential. Drilling is being conducted by Forage à Diamant Benoit Ltée of Val d’Or, Quebec.

Results at North Rae continue to underscore the area’s potential to host a new uranium district. A total of seven radioactive zones have so far been identified for follow-up work and grids have been completed on four of these areas. These areas of elevated radiometry registered values ranging from 1,000 to 100,000 counts per second (cps) in sharp contrast to background values of approximately 120 cps.

The Tasik zone covers an area of elevated radiometry measuring 3,280 feet (1,000 meters) by 328 to 492 feet (100 to 150 meters). Tasialuk contains a radioactive area measuring 3,280 feet (1,000 meters) by 656 to 984 feet (200 to 300 meters). Aqpiq, Ilaluga and Jonas are still undergoing ground evaluation.

Quality Assurance

NQ core is split in half on site, with one half collected for sample analysis and the other half remaining as reference material. Samples selected for analysis will be sent to Saskatchewan Research Council of Saskatoon for analysis using both aqua regia and total acid digestion followed by ICP. Industry standard Quality Control/Quality Assurance protocols have been implemented, including insertion of certified reference material.

CFO Appointment

NWT is pleased to announce that its Controller, Mr. William (Bill) David Thomas, has been elevated to the position of Chief Financial Officer effective September 1, 2007. Mr. Thomas joined NWT Uranium Corp. as Controller on July 16, 2007, as reported in a press release issued that same date.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
	By:	/s/ Marek Kreczmer
Marek Kreczmer
President and CEO
Date: September 18, 2007